Exhibit (a)(5)(A)

ARRIS Announces Redemption and Repurchase at Option of Holders of

2.00% Convertible Senior Notes Due 2026

SUWANEE, Ga., October 17, 2013 — ARRIS Enterprises, Inc., a wholly owned subsidiary of ARRIS Group, Inc. (NASDAQ: ARRS), today announced that it is notifying holders of the $232.0 million outstanding principal amount of its 2.00% Convertible Senior Notes due 2026 (CUSIP No. 04269QAC4) (the “Notes”) that it will redeem all outstanding Notes (the “Redemption”) on November 15, 2013 (the “Redemption Date”) for cash at a price equal to 100% of the outstanding aggregate principal amount of the Notes (the “Redemption Price”). The Redemption Price does not include the interest accrued up to November 15, 2013, which will be paid to the holders of the Notes of record as of November 1, 2013.

On the Redemption Date, the Redemption Price will become due and payable upon each Note to be redeemed, unless a holder has validly exercised either the Repurchase Option or the Conversion Option described below. Interest on Notes called for redemption shall cease accruing on and after the Redemption Date.

The Notes must be presented and surrendered to collect the Redemption Price. Since all custodians and beneficial holders of the Notes hold the Notes through accounts with the Depository Trust Company (“DTC”) and there are no certificated Notes in non-global form, a holder must comply with the applicable procedures of DTC to surrender the Notes.

ARRIS Enterprises also announced today that it is notifying holders of the Notes that they have an option, pursuant to the terms of the Notes, to require ARRIS Enterprises to repurchase the Notes (the “Repurchase Option”) on November 15, 2013, at a price in cash equal to 100% of the principal amount of Notes (the “Repurchase Price”). The Repurchase Price does not include the interest accrued up to November 15, 2013, which will be paid to the holders of the Notes of record as of November 1, 2013. The Redemption Price and the Repurchase Price are the same.

Holders may exercise their Repurchase Option by tendering through the transmittal procedures of DTC any time on or prior to 11:59 p.m., New York City time, on November 14, 2013. Notes tendered for purchase may be withdrawn at any time on or prior to 11:59 p.m., New York City time, on November 14, 2013. Holders of Notes who validly tender their Notes on or prior to 11:59 p.m., New York City time, on November 14, 2013 will receive the Repurchase Price.

The company previously announced that the Notes are convertible at the option of the holders (the “Conversion Option”) from October 15, 2013 until 11:59 p.m., New York City time, on November 15, 2013 (the “Conversion Period”). Upon conversion, the holders of converted Notes will receive the consideration specified in Section 10.02 of the indenture governing the Notes. In order to exercise the Conversion Option, holders must validly surrender the Notes at any time during the Conversion Period. All Notes surrendered for conversion must be delivered through the transmittal procedures of DTC. Notes surrendered for conversion will not be subject to the Redemption.

ARRIS has appointed the trustee under the indenture governing the Notes to serve as paying agent and conversion agent in connection with the Redemption, the Repurchase Option and the Conversion Option. Please direct any questions to Kristine L. Prall of the Trustee at (770) 698-5184. The address of the paying agent and conversion agent is The Bank of New York Mellon, Bond Redemption Unit, 111 Sanders Creek Parkway, East Syracuse, NY 13057, Attn: Christopher Landers.

ARRIS also is distributing notices to holders regarding the Redemption, the Repurchase Option and the Conversion Option. The notices are available through DTC and the trustee at the address and telephone number listed above.

None of the company, its Board of Directors, or its employees or the trustee has made or is making any representation or recommendation to any holder of Notes as to whether to exercise or refrain from exercising the Repurchase Option or the Conversion Option.

ARRIS Enterprises has prepared a notice to holders (the “Company Notice”) with respect to the Redemption, the Repurchase Option and the Conversion Option specifying the applicable terms, conditions and procedures. A copy of the Company Notice is attached as an exhibit to the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2013. Note holders are urged to read the tender offer statement on Schedule TO, including the Company Notice. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell the Notes. The tender offer is being made pursuant to the tender offer documents, including the Schedule TO and the Company Notice. These documents have been filed with the SEC and Note holders may obtain them without charge from the SEC at its website (www.sec.gov) or from the trustee at the address and telephone number listed above.

About ARRIS

ARRIS is a premier video and broadband technology company that transforms how service providers worldwide deliver entertainment and communications without boundaries. Its powerful end-to-end platforms enable service and content providers to improve the way people connect – with each other and with their favorite content. The Company’s vision and expertise continue to drive the industry’s innovations, as they have for more than 60 years. Headquartered north of Atlanta, in Suwanee, Georgia, ARRIS has R&D, sales and support centers throughout the world. For more information: www.arrisi.com.

Forward-Looking Statements

This press release contains forward looking statements. Statements regarding future events are based on the parties’ current expectations. Actual results may differ materially from those suggested by any forward-looking statement. Forward-looking statements are necessarily subject to associated risks. Factors that could cause results to differ from current expectations include: the uncertain current economic climate and financial markets, and their impact on our customers’ plans and access to capital; the impact of rapidly changing technologies; the impact of competition on product development and pricing; the ability of ARRIS to react to changes in general industry and market conditions; rights to intellectual property and the current trend toward increasing patent litigation, market trends and the adoption of industry standards; possible acquisitions and dispositions; and consolidations within the telecommunications industry of both the customer and supplier base. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the Company’s business. Additional information regarding these and other factors can be found in ARRIS’ reports filed with the Securities and Exchange Commission, including its Form 10-Q for the second quarter ended June 30, 2013. In providing forward-looking statements, the Company expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.

SOURCE ARRIS Group, Inc.

Bob Puccini, ARRIS Investor Relations, (720) 895-7787, bob.puccini@arrisi.com